NUTTER MCCLENNEN & FISH LLP

155 Seaport Boulevard

Boston, MA 02210

June 15, 2005

103819-9

VIA EDGAR

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0308

Washington, D.C. 20549

Re:	Pennichuck Corporation
Amendment One to Registration Statement on Form S-2
Filed May 23, 2005
and Documents Incorporated by Reference
File No. 333-123725

Dear Mr. Owings:

On behalf of Pennichuck Corporation (the “Company”), attached for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-2 (File No. 333-123725) (the “Registration Statement”), marked to show changes from the amendment filed on May 23, 2005, pursuant to Rule 472 under the Securities Act of 1933.

In response to the Staff’s comments dated June 8, 2005, the Registration Statement has been amended. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Amendment One to Registration Statement on Form S-2

Prospectus Summary, page 1

1.	We note the use of defined terms in the second sentence of your introductory paragraph of the prospectus summary. The meanings of these parenthetical phrases are clear from their context and therefore unnecessary. Please delete these parenthetical phrases from your prospectus.

Response: The sentence containing defined terms has been deleted from page 1 of the prospectus.

Risk Factors, 8

H. Christopher Owings

June 15, 2005

2.	We note your disclosure on page 59 concerning Bedford Eminent Domain Action. This appears to be a material negative development and a disclosure should be added to your risk factors.

Response: The Company has not concluded that the incremental significance of the Bedford eminent domain action is clearly a material negative development. Revenue from Bedford customers represented less than 2% of the Company’s 2004 revenues. Nevertheless, the requested disclosure has been added to the risk factors at page 9 of the prospectus.

Financial Statement and Supplementary Data, page F-2

Consolidated Statement of Cash Flows, page F-8

3.	We note your response to prior comment 20 in our letter dated April 29, 2005. It is a requirement of generally accepted accounting principles prior-year amounts shown for comparative purposes be comparable with those amounts shown for the most recent period or that exceptions to comparability be clearly emphasized. See paragraph 3, Chapter 2 of ARB No. 43. We would expect to see errors corrected in Form 10-Q for the three month period ended March 31, 2005, presented on a comparative basis in the annual consolidated financial statements as of December 31, 2004 and 2003 and accompanied by disclosure of the individual amounts, subtotals and totals as formerly reported and as corrected for all periods presented in Form S-2. Please advise or revise your Form 10-K as of December 31, 2004 and 2003 to present your consolidated financial statements and related disclosures to present misclassified cash receipts and payments in the appropriate categories in accordance with GAAP and as reflected in the interim unaudited financial statements in your registration statement.

If after further consideration you believe these errors do not materially affect the consolidated financial statements and related disclosures, please provide an analysis in columnar format illustrating the cash flow statement as formerly reported, reclassification of individual amounts in absolute values and percentage terms and the revised presentation after reclassifications to demonstrate that these errors do not qualitatively or quantitatively misstate, either separately or in the aggregate, your operating, investing and financing cash flow activities as of December 31, 2004 and 2003. Please include in the analysis all of the items reclassified in your statement of cash flows including, but not limited to, changes in postretirement health benefit obligations, debt issuance costs, deferred land costs, earnings in equity affiliates, and the allowance for funds used during construction (“AFUDC”). Please note that SFAS No. 95 does not specifically address AFUDC. Present AFUDC in accordance with FERC which addresses

H. Christopher Owings

June 15, 2005

AFUDC equity as a deduction from both net income and gross additions to plant (i.e. as a non-cash item). AFUDC debt is treated as a cash item consistent with SFAS No. 95 treatment of capitalized interest and is not deducted from net income.

Response: The Company believes that the errors do not materially affect the consolidated financial statements and related disclosures. Attached as Exhibit A is the Company’s SAB 99 analysis to demonstrate that these errors do not qualitatively or quantitatively materially misstate, either separately or in the aggregate, the Company’s operating, investing or financing cash flow activities as of December 31, 2004 and 2003. The categories included in Exhibit A will be presented accurately in future Form 10-K and 10-Q filings. Disclosure has been added to the prospectus at pages F-14 and F-44 regarding the pro forma effect of the reclassification on the Company’s historical statements of cash flows. The SAB 99 analysis does not include changes in post retirement health benefit obligations, deferred land costs, or AFUDC debt because those amounts were properly classified in the Company’s statement of cash flows. The analysis contained in Exhibit A includes the impact of reclassifying AFUDC equity from investing activities to net cash provided by operating activities.

4.	We note your response to prior comment 21 in our letter dated April 29, 2005 and believe your classification of deferred land costs is inconsistent with GAAP. While cash receipts and payments for productive assets are generally investing activities, we view your deferred land costs to be analogous to inventory. Operating cash flow activities generally involve producing and delivering goods, providing services and generally enter into the determination of net income. Paragraph 15 of SFAS No. 95 states “property, plant and equipment and other productive assets, that is, assets held or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory)” shall be classified as an investing activity. Your disclosure states Pennichuck Corporation is principally engaged in the gathering and distribution of drinking water and Southwood Corporation is engaged in real estate management and development activities. You also disclose Southwood landholdings and land improvements are stated at the lower of cost or market which is the primary basis for inventory pricing while productive or fixed assets are generally valued at historical cost in accordance with GAAP.

Please advise or revise your cash flow statement to reflect cash receipts and payments for deferred land costs as operating activities in accordance with GAAP. Be sure to include the reclassification for deferred land costs in your aggregate analysis of errors not recorded in the cash flow statement as of December 31, 2004 and 2003, as requested in our previous comment.

H. Christopher Owings

June 15, 2005

Response: The Company believes that deferred land costs are appropriately classified as investing activities in its statement of cash flows for the reasons that the Company’s representatives and the staff discussed on June 9. Specifically, these include:

•	The deferred land costs primarily relate to the original land acquisition costs, most of which were transferred to The Southwood Corporation from the Company in 1983. Accordingly, the Company has held such property for an extended period of time.

•	The Company has consistently in the past sold such undeveloped land parcels to local developers and has not participated in development activities.

•	Southwood’s landholdings and land improvements are in fact valued at historical cost. The Company’s disclosure that such costs were valued at the lower of cost or market was meant to convey that the costs were periodically reviewed for impairment which is consistent with generally accepted accounting principles for property, plant and equipment.

Note 10—Guarantees, page F-29

5.	We note your response to prior comment 25 in our letter dated April 29, 2005. It appears H.J. Stabile and Son Inc. is a related party due to its 50% interest in each of the HECOP entities and the office leases executed between HECOP, Pennichuck Water Works Inc. and H.J. Stabile and Son Inc. See paragraph 24.f. of SFAS No. 57. Fin No. 46(R) requires you to treat variable interests in the same entities held by related parties as your own interest. In your consideration of identifying a primary beneficiary, please tell us if you aggregated variable interests held by Southwood and H.J. Stabile and Son Inc. as your own interest and how you determined the party within the related party group most closely associated with the variable interest entities. See paragraphs 16 and 17 of FIN No. 46(R). Include in your consideration that you share in 50% of earnings, why you believe your exposure to losses is less than and will not exceed 50% and the potential impact of your guarantee obligation to satisfy 50% of outstanding mortgage notes in the event the underlying secured real property does not satisfy your obligation.

Response: The Company has concluded that the Company is not the “primary beneficiary,” as defined in FIN 46(R), for each of the HECOPs; and the Company did not aggregate variable interests held by John P. Stabile II as its own interest, because it did not and does not believe that either Mr. Stabile or his company H.J. Stabile & Son, Inc. is a related party of the Company within the meaning of SFAS No. 57.

H. Christopher Owings

June 15, 2005

Stabile Is Not A Related Party.

During the past 10 years the Company, through its Southwood subsidiary, has participated in four residential and four commercial joint ventures with John P. Stabile II, the sole owner of The Stabile Companies, located in Nashua, New Hampshire. The Stabile Companies, which include H.J. Stabile & Son, Inc., consist of four divisions: Stabile Homes, Stabile Construction Services, Stabile Home Remodeling and Stabile Property Management (collectively, “Stabile”).

Stabile does not control, is not controlled by, and is not under common control with the Company, directly or indirectly, whether through ownership, by contract, or otherwise. Paragraph 24.b. of SFAS No. 57 defines “control” as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another enterprise through ownership, by contract, or otherwise. Neither the Company, on the one hand, nor Stabile, on the other, can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Moreover, neither the Company nor Stabile has an ownership interest in the other that would allow it, directly or indirectly through one or more affiliates, to prevent the other from fully pursuing its own separate interests. See paragraph 24.f. of SFAS No. 57.

None of the Company’s affiliates or employees is an officer or director of any of the Stabile Companies, and none of Stabile’s affiliates or employees is an officer or director of the Company. Moreover, neither the Company nor any of its affiliates is a stockholder of any of the Stabile Companies; and neither Stabile nor any of its affiliates owns more than five percent of the shares of the Company’s outstanding stock.

Finally, neither the Company nor Stabile is economically dependent on the other. Although Southwood’s earnings from the HECOP projects contributed a material portion of its consolidated net income during some of the periods covered by the audited financial statements included in the prospectus, the Company does not believe that it has been or is now economically dependent on the cash flow generated by the HECOP projects.

Similarly, the Company believes that Stabile is not economically dependent on the Company or the HECOP projects. The Company is not at liberty to disclose Stabile’s confidential financial information, but the Company believes that Stabile was not economically dependent on the HECOP ventures during the periods covered by the audited financial statements included in the prospectus.

H. Christopher Owings

June 15, 2005

Stabile is a substantial company with multiple business interests beyond the HECOPs. According to Stabile’s website:

•	John P. Stabile II has been a leader in new construction throughout New Hampshire and northern Massachusetts for the past 32 years.

•	Stabile’s portfolio includes single family homes, town house and mid-rise condominiums, active adult housing communities, apartments, and industrial/commercial construction ranging from basic warehouses to high-end office space.

•	Stabile has built more than 4,000 homes in southern New Hampshire and Massachusetts. Stabile has residential developments in the New Hampshire towns of Amherst, Bedford, Hollis, and Manchester in addition to the Heron Cove development in Merrimack, New Hampshire in which the Company participated.

•	Stabile Construction Services, Inc. builds commercial construction projects for clients in the Southern New Hampshire and Northern Massachusetts area such as first class office space, medical office/lab/research facilities (including clean rooms), retail facilities, industrial warehouse, general use facilities. The HECOPs are three of the five commercial office buildings built by Stabile that are featured on Stabile’s website.

•	Stabile Property Management, Inc. leases and manages nine commercial properties with approximately 411,000 square feet of space. Three of these are the HECOP office buildings. The other six properties represent approximately two-thirds of the total space under management.

The Company Is Not The Primary Beneficiary Of The HECOPs.

The Company believes, based on a review of the partnership and debt agreements for each of the HECOP entities, that the Company is not the “primary beneficiary,” as defined in FIN 46(R), for each of the HECOPs. Specifically:

•	The Company shares in only 50% (less than a majority) of the net profits or losses and distributions of each HECOP.

•	The Company believes that its exposure to any expected losses in each HECOP will not exceed 50%, for the following reasons:

H. Christopher Owings

June 15, 2005

o	Southwood has entered into three guarantees (the “Southwood Guarantees”), guaranteeing the obligations of HECOP I, II, and III under their debt instruments, including principal, interest, costs and penalties, and indemnities (the “Obligations”). The Southwood Guarantees have been limited to 50% of the Obligations. Therefore, Southwood’s potential liability under the Southwood Guarantees would not exceed 50% of the Obligations.

o	Each of HECOP I, II, and III have entered into a limited guarantee (the “HECOP Guarantees”), guaranteeing the indebtedness of the two other HECOPs. The HECOP Guarantees contain non-recourse provisions. Therefore, Southwood’s potential liability under the HECOP Guarantees would be limited to its share of the equity, if any, in the property securing the HECOP Guarantees. Under the operating agreement of each HECOP, Southwood’s equity share is equal to 50%.

o	John P. Stabile II has entered into guarantees substantially identical to the Southwood Guarantees (the “Stabile Guarantees”). The Company believes that Mr. Stabile currently has, and the Company has no reason to believe that during the term of the Stabile Guarantees Mr. Stabile will not continue to have, resources sufficient to meet his obligations under the Stabile Guarantees.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Item 4. Controls and Procedures, page 31

6.	Please discuss whether the correction of errors to the cash flow statements in your Form 10-Q was the result of a weakness in your controls and procedures, and if so, whether you changed your controls and procedures as a result of the correction of errors. See SEC Release No. 33-8238.

Response: The Company believes that the cash flow statement errors pertaining to the classification of debt issuance costs paid and amortized, undistributed earnings in equity affiliates, and changes in allowance for funds used during construction were not the result of a material weakness, and there has not been any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting as a result of the errors.

A “material weakness” as used in SEC Release No. 33-8238 (the Commission’s Final Rule on Management’s Reports on Internal Control Over Financial Reporting and

H. Christopher Owings

June 15, 2005

Certification of Disclosure in Exchange Act Periodic Reports) (the “Final Rule”) is defined by reference to the Statement on Auditing Standards No. 60 (codified in Codification of Statements on Auditing Standards AU §325). According to that Statement, a material weakness is “a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors . . . in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.”

Consistent with the response to Comment No. 3 above, the Company believes that the cash flow statement errors pertaining to the classification of debt issuance costs paid and amortized, undistributed earnings in equity affiliates, and changes in allowance for funds used during construction were not the result of a “material weakness” in internal controls within the meaning of the Final Rule.

We appreciate your efforts and your prompt and courteous attention to the Company’s registration statement. Please direct any questions you may have to me or Michael K. Krebs at 617-439-2000.

Sincerely,

/s/ Kevin T. Sheehan

KTS:tmw

cc:	Brian McAllister—Securities and Exchange Commission
Mike Moran—Securities and Exchange Commission
Scott Anderegg, Esq.—Securities and Exchange Commission
Donald L. Correll—Pennichuck Corporation
William D. Patterson—Pennichuck Corporation
Justin P. Klein, Esq.—Ballard Spahr Andrews & Ingersoll
Jennifer L. Miller, Esq.—Ballard Spahr Andrews & Ingersoll
Michael K. Krebs, Esq.
Ann Marie Udale, Esq.

EXHIBIT A

Pennichuck Corporation &

Subsidiaries

SAB 99 Analysis

Pennichuck Corporation & Subsidiaries

Staff Accounting Bulletin No. 99 (SAB 99) Analysis

CONTENTS

Page
Quantitative and Qualitative Factors:
Years Ended December 31, 2004, 2003 and 2002	3

Quantitative and Qualitative Factors:
Three Months Ended March 31, 2004 and 2003	7

Quantitative Analysis:
Six Months Ended June 30, 2004 and 2003	11
Nine Months Ended September 30, 2004 and 2003	11

Addendum to SAB 99 Analysis	12

Pennichuck Corporation & Subsidiaries

SAB 99 Analysis

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Adjustments for Misclassifications

Impact on cash flows from operating activities	$(133,259)	$(341,000)	$(208,074)
% of total	-2.4%	-8.0%	-5.2%

Impact on cash flows from investing activities	$220,791	$341,000	$214,000
% of total	5.0%	5.3%	7.8%

Impact on cash flows from financing activities	$(87,532)	$—	$(5,926)
% of total	-16.9%	0.0%	-0.3%

The Company believes that the errors above are not material, either individually or in the aggregate, for each of the years presented. Our determination was based on the following criteria:

With the exception of 2004, the errors noted above relate almost entirely to the Company’s misclassification of its equity in investment affiliates. During the years ended December 31, 2003 and 2002, the adjustments for this one error represent $341,000 and $214,000, respectively, or 100% and 99%, respectively, of the impact on cash flows from operating activities and investing activities. During the year ended December 31, 2004, this misclassification represented $195,000, or 88%, of the total impact on cash flows from investing activities. The Company believes, based on its quantitative analysis, that the errors resulting from the misclassification of the allowance for funds used during construction and debt issuance costs is immaterial for each of the years presented.

Although the percentage change on the Company’s cash flows from financing activities during 2004 was not insignificant, the total dollar impact was relatively small. Financing activities were not significant for the Company during the year ended December 31, 2004. The Company did incur $87,000 of prepaid financing costs during the last two months of 2004 which were related to debt financings which occurred during the first quarter of 2005. The proceeds from these financings, totaling approximately $4.5 million, are included in the Company’s statements of cash flows for the quarter ended March 31, 2005. Had such proceeds been received one or two months earlier, the impact of the prepaid financing costs would have been 1.7% of total financing activities.

The Company believes it is appropriate to consider the “matching” principal when reviewing the unusual timing of these prepaid financing costs.

The primary factor the Company focuses on is its cash flows from operating activities as such amounts represent the level of cash the Company is generating from its business operations. The total impact of the misclassifications on cash flows from operating activities during 2004 was 2.4%. Although the percentages were slightly higher in previous years, such percentages were well below 10% for each of the years presented and management believes that this misclassification would not have changed the judgment of a reasonable person relying upon the Company’s financial statements.

Cash flows from operating activities would remain positive for each of the three years presented inclusive of the reclassifications noted above. The positive cash flows from operations were not marginal for any of the three years presented. For example, net cash provided by operating activities for the year ended December 31, 2004, as reported, was $5,536,000. After giving effect to the adjustments noted above, net cash provided by operating activities would have been $5,403,000. Similarly, net cash provided by operating activities for the year ended December 31, 2003, as reported, was $4,265,000. The adjusted net cash provided by operating activities, giving effect to the reclassifications, would have been $3,924,000. Finally, net cash provided by operating activities for the year ended December 31, 2002, as reported, was $4,000,000. The adjusted net cash provided by operating activities, giving effect to the reclassifications, would have been $3,792,000.

The Company is not subject to quarterly or yearly analyst expectations nor does it provide estimates to external analysts. The misclassifications noted above were pure oversight on the Company’s part and not the result of an intention to meet analysts’ consensus expectations.

The adjustments above affect only the Company’s statements of cash flows. Neither the Company’s balance sheet nor its income statement were impacted in any way as a result of these adjustments.

Additionally, these adjustments were not material enough to have resulted in any changes to the Company’s operating, investing or financing cash flows trends from other years. For example, the Company’s net cash provided by operating activities for the years ended December 31, 2004, 2003, 2002 and 2001 (unadjusted) were $5,536,000, $4,265,000, $4,000,000 and $7,272,000, respectively. The effect of the reclassifications would have been to reduce the Company’s cash flows from operating activities by approximately $133,000, $341,000 and $208,000 in 2004, 2003 and 2002, respectively, which would not have materially changed the nature of the decrease which occurred in 2002 and the increases occurring in 2003 and 2004. Similarly, the Company’s net cash used in investing activities for the years ended December 31, 2004, 2003, 2002 and 2001 (unadjusted) were $(4,438,000), $(6,389,000), $(2,739,000) and $(4,402,000), respectively. The effect of the reclassifications would have been to increase the Company’s cash flows from investing activities by approximately $221,000, $341,000 and $214,000 in 2004, 2003 and 2002, respectively, which would not have materially changed the nature of the decrease which occurred in 2002, the increase which occurred in 2003 and the decrease occurring in 2004. Finally, the Company’s net cash (used in) provided by financing activities for the years ended December 31, 2004, 2003, 2002 and 2001 (unadjusted) were $(520,000), $71,000, $(2,089,000) and $(3,330,000), respectively. The effect of the reclassifications would have been to decrease the Company’s cash flows from financing activities by approximately $(88,000), $0 and $(6,000) in 2004, 2003 and 2002, respectively, which would not have materially changed the nature of the decreases which occurred in 2002 and 2003 and the increase which occurred in 2004.

The misclassifications do not impact any of the Company’s compliance requirements with any regulatory bodies or agencies. The Company’s water utilities are regulated by the New Hampshire Public Utilities Commission with respect to its water rates, financings and provision of service. New Hampshire law provides that utilities are entitled to charge rates which permit them to earn a reasonable return on the cost of the property employed in serving their customers, less accrued depreciation, contributed capital and deferred income taxes (“rate base”). The accounting for undistributed earnings in equity affiliates, including the adjustment above, has no bearing on the Company’s rate base as the related investment is not a utility asset but rather an asset of its real estate company, Southwood Corporation, which is a non-regulated entity. Additionally, since the misclassifications of debt issuance costs and allowance for funds used during construction only occurred within the Company’s statements of cash flows, such errors did not impact any of its compliance requirements with any regulatory bodies or agencies.

The corrections do not affect any of the Company’s existing loan covenants or other contractual obligations. The Company’s most restrictive covenants at this time are the following:

•	The Company’s fixed charge coverage ratio must exceed 1.2x;
•	Its tangible net worth must exceed $25 million plus new equity proceeds;
•	Its funded debt must not exceed 65% of the Company’s total capitalization; and
•	A restriction on the amount of retained earnings that the Company’s largest subsidiary, Pennichuck Water Works, Inc., can pay or declare for common dividends

None of the Company’s covenants are impacted in any way by the reclassifications discussed above.

As purely a cash flow reclass, the adjustments do not have the effect of increasing management’s compensation (such as through bonuses or other forms of incentive compensation). The Company’s incentive compensation plan is dependent on certain income statement line items such as net income and EPS but is not impacted, in any way, by cash flow results.

The cash flow misclassifications were purely unintentional and certainly not the result of intentional misstatements or the concealment of an unlawful transaction.

The Company’s stock performance has been very stable both during and following the release of the Company’s Securities and Exchange Commission filings for the years ended December 31, 2004, 2003 and 2002. No unusual volatility, either in stock price or in trading volume, was noticed following the release of the Company’s quarterly and annual results or press releases during the years presented. The Company would not have expected any stock volatility based on the immateriality of the misclassifications noted above. Additionally, as described more fully above, the Company has been the subject of eminent domain proceedings by the City of Nashua and regulatory investigations by the New Hampshire Bureau of Securities Regulation as well as the Securities and Exchange Commission during the last two years. The disclosures related to these matters have been prominent over this time period in both public regulatory filings issued by the Company as well as numerous press releases. Despite these significant developments, the Company’s common stock price has remained in the trading range of $21.01 to $30.20 during the last three years. Subsequent to the termination of its merger activities during the first quarter of 2003, the Company’s stock price did fall modestly but has been relatively stable since that time despite the ongoing uncertainties. Since the Company believes that a reasonable investor would view the cash flow error as less significant than the investigations and eminent domain proceedings, its position is that there would not be a significant impact, if any, on its stock performance.

As indicated above, the misclassifications occuring during the years ended December 31, 2004, 2003 and 2002 relate almost entirely to the error in presenting the Company’s undistributed earnings in equity affiliates on its statements of cash flows. This was not a pervasive error. It did not affect the presentation of any other financial statement items other than the one discussed above.

From a balance sheet perspective, the Company’s total investment in its real estate partnerships at December 31, 2004, 2003 and 2002 was $743,000, $547,000 and $203,000, respectively. Such amounts represent less than 1% of the Company’s total assets for each period and 2.5%, 1.8% and 0.7%, respectively, of the Company’s total equity. Although properly presented on the Company’s balance sheet, the Company views such amounts, in their aggregate, to be immaterial to its financial statements at December 31, 2004, 2003 and 2002.

Now that the Company has been made aware of the error, it has determined to accurately present such items in all future Exchange Act filings including its Form 10-Q for the Quarterly Period Ended March 31, 2005.

Pennichuck Corporation & Subsidiaries

SAB 99 Analysis (Quantitative and Qualitative)

Quarters Ended

	March 31,
	2004	2003
Adjustments for Misclassifications

Impact on cash flows from operating activities	$(80,648)	$(83,767)
% of total	-15.1%	-7.2%

Impact on cash flows from investing activities	$80,648	$83,767
% of total	-8.4%	-14.0%

Impact on cash flows from financing activities	$—	$—
% of total	0.0%	0.0%

The Company believes that the errors above are not material, either individually or in the aggregate, for each of the quarters presented. Our determination was based on the following criteria:

During the three months ended March 31, 2004 and 2003, the Company incurred no debt issuance costs and recorded no allowance for funds used during construction. Accordingly, the one error that impacted the first quarter statements of cash flows was the misclassification of the Company’s earnings in equity affiliates.

The primary factor the Company focuses on is its cash flows from operating activities as such amounts represent the level of cash the Company is generating from its business operations. The total impact of the misclassification on cash flows from operating activities during the three months ended March 31, 2004 was 15.1%. Although the percentage change on the Company’s cash flows from operating activities during 2004 was not insignificant, the total dollar impact was relatively small. Cash flows from operating activities during the three months ended March 31, 2004 were only $534,000 which is historically low by Company standards. Typically, the first quarter tends to exhibit our lowest cash flows from operations due to the seasonality of our revenues which are particularly low during the winter months due to lower consumption patterns during this time of year. Additionally, cash flows from operations were further impacted by a significant need for rate relief by our two largest utility subsidiaries (Pennichuck Water Works, Inc. and Pennichuck East Utility, Inc.). Pennichuck Water Works has since received a 10.6% increase in rates effective June 1, 2004 and Pennichuck East Utility has since also filed for rate relief. The Company achieved cash flows from operating activities of approximately $1.2 million during the first quarter of 2003 which management believes is more representative of historical Company results.

The impact on cash flows from investing activities in 2003, though 14% of total, was also relatively minor on a dollar basis. The percentage impact was the result of a period of unusually low capital expenditures for the Company. From April 29, 2002 through February 4, 2003, the Company was under an agreement to be acquired by another company. As a consequence of that pending acquisition, the Company deferred many discretionary capital expenditures. In addition, following the termination of the acquisition agreement on February 4, 2003, the Company further deferred capital expenditures as it evaluated the implications of steps taken by the City of Nashua to acquire by eminent domain all or a significant portion of the assets of the Company’s utility subsidiaries. On January 14, 2003 citizens of the City of Nashua passed a referendum authorizing the City to pursue the acquisition, by an eminent domain proceeding or otherwise, of all or a portion of the Company’s water works system serving the residents of the City of Nashua and others. The combined effect of the pending acquisition and the prospect of the eminent domain proceeding caused the Company’s capital expenditures for the quarter ended March 31, 2003 to be substantially less than the Company’s typical quarterly capital expenditures.

Cash flows from operating activities would remain positive for each of the quarters presented inclusive of the reclassifications noted above. The positive cash flows from operations were not marginal for either quarter. For example, net cash provided by operating activities for the three months ended March 31, 2004, as reported, were $534,000. After giving effect to the adjustment noted above, net cash provided by operating activities would have been $453,000. Similarly, net cash provided by operating activities for the three months ended March 31, 2003, as reported, were $1,160,000. The adjusted net cash provided by operating activities, giving effect to the reclassification, would have been $1,076,000.

The Company is not subject to quarterly analyst expectations nor does it provide estimates to external analysts. The misclassification noted above was pure oversight on the Company’s part and not the result of an intention to meet analysts’ consensus expectations.

The adjustment above affects only the Company’s statements of cash flows. Neither the Company’s balance sheet nor its income statement were impacted in any way as a result of this adjustment.

Additionally, this adjustment was not material enough to have resulted in any changes to the Company’s operating and investing cash flows trends from other years. For example, the Company’s net cash provided by operating activities for the three months ended March 31, 2004, 2003 and 2002 (unadjusted) were $534,000, $1,160,000 and $226,000, respectively. The effect of the reclassifications would have been to reduce the Company’s cash flows from operating activities by approximately $84,000 in 2003 and $81,000 in 2004 which would not have materially changed the nature of the increase which occurred in 2003 and the decrease occurring in 2004. Similarly, the Company’s net cash provided by (used in) investing activities for the three months ended March 31, 2004, 2003 and 2002 (unadjusted) were $(959,000), $(600,000) and $1,624,000, respectively. The cash provided by investing activities in 2002 was the result of a $2.4 million land sale that occurred during the first quarter of that year. The effect of the reclassifications in 2003 and 2004 would not have materially changed the nature of the decreases which occurred in 2003 and 2004.

The misclassification does not impact any of the Company’s compliance requirements with any regulatory bodies or agencies. The Company’s water utilities are regulated by the New Hampshire Public Utilities Commission with respect to its water rates, financings and provision of service. New Hampshire law provides that utilities are entitled to charge rates which permit them to earn a reasonable return on the cost of the property employed in serving their customers, less accrued depreciation, contributed capital and deferred income taxes (“rate base”). The accounting for undistributed earnings in equity affiliates, including the adjustment above, has no bearing on the Company’s rate base as the related investment is not a utility asset but rather an asset of its real estate company, Southwood Corporation, which is a non-regulated entity.

The corrections do not affect any of the Company’s existing loan covenants or other contractual obligations. The Company’s most restrictive covenants at this time are the following:

•	The Company’s fixed charge coverage ratio must exceed 1.2x;
•	Its tangible net worth must exceed $25 million plus new equity proceeds;
•	Its funded debt must not exceed 65% of the Company’s total capitalization; and
•	A restriction on the amount of retained earnings that the Company’s largest subsidiary, Pennichuck Water Works, Inc., can pay or declare for common dividends

None of the Company’s covenants are impacted in any way by the reclassification discussed above.

As purely a cash flow reclass, the adjustment does not have the effect of increasing management’s compensation (such as through bonuses or other forms of incentive compensation). The Company’s incentive compensation plan is dependent on certain income statement line items such as net income and EPS but is not impacted, in any way, by cash flow results.

The cash flow misclassification was purely unintentional and certainly not the result of an intentional misstatement or the concealment of an unlawful transaction.

The Company’s stock performance has been very stable both during and following the release of the Company’s quarterly filings for the three months ended March 31, 2004 and 2003. No unusual volatility, either in stock price or in trading volume, was noticed following the release of the Company’s quarterly results and press releases for either period. The Company would not have expected any stock volatility based on the immateriality of the misclassifications noted above. Additionally, as described more fully above, the Company has been the subject of eminent domain proceedings by the City of Nashua and regulatory investigations by the New Hampshire Bureau of Securities

Regulation as well as the Securities and Exchange Commission during the last two years. The disclosures related to these matters have been prominent over this time period in both public regulatory filings issued by the Company as well as numerous press releases. Despite these significant developments, the Company’s common stock price has remained in the trading range of $21.75 to $28.99 during the last two years. Since the Company believes that a reasonable investor would view the cash flow error as less significant than the investigations and eminent domain proceedings, its position is that there would not be a significant impact, if any, on its stock performance.

From a balance sheet perspective, the Company’s total investment in its real estate partnerships at March 31, 2004 and 2003 was $628,000 and $287,000, respectively. Such amounts represent less than 1% of the Company’s total assets for each period and 2.1% and 1.0%, respectively, of the Company’s total equity. Although properly presented on the Company’s balance sheet, the Company views such amounts, in their aggregate, to be immaterial to its financial statements at March 31, 2004 and 2003.

As indicated above, the one misclassification occuring during the quarters ended March 31, 2004 and 2003 was the presentation of the Company’s undistributed earnings in equity affiliates on the statements of cash flows. This was not a pervasive error. It did not affect the presentation of any other financial statement items other than the one discussed above.

Now that the Company has been made aware of the error, it has determined to accurately present such items in all future Exchange Act filings including its Form 10-Q for the Quarterly Period Ended March 31, 2005.

In conclusion, based on the quantitative and qualitative factors described above, the Company believes that the misclassifications on its statements of cash flows are immaterial for each of the quarters ended March 31, 2004 and 2003. Additionally, based on the quantitative analyses attached, the Company concludes that the misclassifications were immaterial for each of the quarters during the years ended December 31, 2004 and 2003.

Pennichuck Corporation & Subsidiaries

SAB 99 Quantitative Analysis

Six Months Ended

	June 30,
	2004	2003
Adjustments for Misclassifications

Impact on cash flows from operating activities	$(99,268)	$(164,461)
% of total	-8.4%	-10.2%

Impact on cash flows from investing activities	$99,268	$164,461
% of total	-3.6%	-5.8%

Impact on cash flows from financing activities	$—	$—
% of total	0.0%	0.0%

Pennichuck Corporation & Subsidiaries

SAB 99 Quantitative Analysis

Nine Months Ended

	September 30,
	2004	2003
Adjustments for Misclassifications

Impact on cash flows from operating activities	$(197,855)	$(290,222)
% of total	-6.4%	-7.2%

Impact on cash flows from investing activities	$235,752	$290,222
% of total	-5.9%	-6.0%

Impact on cash flows from financing activities	$(37,897)	$—
% of total	-2.7%	0.0%

Addendum to SAB 99 Analysis

Pennichuck Corporation & Subsidiaries

SAB 99 Analysis

Years Ended December 31,

	2004			2003			2002
	Impact on Operating Activities	Impact on Investing Activities	Impact on Financing Activities	Impact on Operating Activities	Impact on Investing Activities	Impact on Financing Activities	Impact on Operating Activities	Impact on Investing Activities	Impact on Financing Activities
Debt issuance costs	$87,532	$—	$(87,532)	$—	$—	$—	$5,926	$—	$(5,926)

Earnings in equity affiliates	(195,000)	195,000	—	(341,000)	341,000	—	(214,000)	214,000	—

Allowance for funds used during construction	(25,791)	25,791	—	—	—	—	—	—	—

	$(133,259)	$220,791	$(87,532)	$(341,000)	$341,000	$—	$(208,074)	$214,000	$(5,926)

	Year Ended December 31, 2004
	(In thousands)

		Effect of Reclassifications
	Original Cash Flow Presentation	$	%	Revised Cash Flow Presentation
Net cash provided by operating activities	$5,536	$(133)	-2.4%	$5,403

Net cash used in investing activities	(4,438)	221	-5.0%	(4,217)

Net cash used in financing activities	(520)	(88)	16.9%	(608)

	Year Ended December 31, 2003
	(In thousands)

		Effect of Reclassifications
	Original Cash Flow Presentation	$	%	Revised Cash Flow Presentation
Net cash provided by operating activities	$4,265	$(341)	-8.0%	$3,924

Net cash used in investing activities	(6,389)	341	-5.3%	(6,048)

Net cash provided by financing activities	71	—	0.0%	71

	Year Ended December 31, 2002
	(In thousands)

		Effect of Reclassifications
	Original Cash Flow Presentation	$	%	Revised Cash Flow Presentation
Net cash provided by operating activities	$4,000	$(208)	-5.2%	$3,792

Net cash used in investing activities	(2,739)	214	-7.8%	(2,525)

Net cash used in financing activities	(2,089)	(6)	-0.3%	(2,095)